Exhibit 12.1

RATIOS OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of consolidated earnings to fixed charges for the periods presented.

	Year Ended December 31,					Nine Months Ended September 30, 2014
	2009	2010	2011	2012	2013
Ratio of earnings to fixed charges	1.7x	2.0x	2.6x	2.8x	2.8x	2.5x

For purposes of calculating the ratio of consolidated earnings to fixed charges:

•	“earnings” is the aggregate of the following: pre-tax income from continuing operations; plus fixed charges; less capitalized interest; and

•	“fixed charges” means the sum of the following: interest expense; interest capitalized; an estimate of the interest within rental expense.

We did not have any preferred stock outstanding and there were no preferred stock dividends paid or accrued during the periods presented above.